Oncolytics Biotech® Inc. Announces Plans to Apply to List Common Shares
on the NASDAQ Capital Market

- Special meeting of shareholders to be held on February 23, 2018 to vote on the proposal -

CALGARY, AB and SAN DIEGO, CA, January 29, 2018 -- Oncolytics Biotech® Inc. (TSX: ONC) (OTCQX: ONCYF), a biotech company developing REOLYSIN®, also known as pelareorep, an intravenously delivered immuno-oncolytic virus that activates the innate and adaptive immune systems to turn “cold” tumors “hot”, today announced that its Board of Directors has approved the Company’s plan to apply for the listing of its common shares on the NASDAQ Capital Market (“NASDAQ”). In support of the application and to assist the Company in meeting all of NASDAQ’s listing requirements, the Board is asking shareholders to approve a consolidation of the Company’s common shares at a special meeting (the “Meeting”) of shareholders to be held on February 23, 2018. If the share consolidation is approved at the Meeting, the Board will have the discretion to proceed with the consolidation for a period of 12 months following the Meeting, which it anticipates doing in conjunction with strategic events and/or catalysts in order to maximize value for shareholders. With the support of the Company’s shareholders, Oncolytics would be positioned to amass unrecognized value and join the ranks of the world’s most respected biotech companies.

“The past fifteen months have been a remarkable time for Oncolytics, beginning with a strengthened management team and filled with major accomplishments, including the delivery of promising clinical data and a well-defined path toward potential regulatory approval and ultimately commercialization of pelareorep,” said Wayne Pisano, Chairman of the Board of Directors of Oncolytics Biotech. “The Company capped off the year with its first regional partnering transaction, signing a USD$86.6 million deal with Adlai Nortye, and increased its market capitalization by $65 million in 2017. However, we believe a significant valuation gap exists between Oncolytics and our NASDAQ listed peers. While assessing our 2018 strategic initiatives, the Board and Management team extensively studied the benefits of a NASDAQ listing, as well as the performance of other companies that have listed on NASDAQ in similar circumstances. Our findings illustrate that comparable biotechnology companies with a NASDAQ listing tend to have greater average daily trading volumes, a greater number of U.S. retail and institutional investors, a deeper pool of capital, and on average, higher valuations. As a united Board committed to enhancing shareholder value, we strongly believe that obtaining this listing, executed from our new position of strength, will create and unlock value helping to narrow this valuation gap.”

“Oncolytics has prioritized a number of key strategic initiatives, including advancement of pelareorep, in combination with paclitaxel, into a phase 3 registration study in metastatic breast cancer. We also anticipate multiple near-term catalysts, including the potential for Breakthrough Designation, Special Protocol Assessment and a larger strategic partnership,” said Dr. Matt Coffey, President and CEO of Oncolytics Biotech. “A listing on the NASDAQ positions us to realize greater value from these initiatives and catalysts, increases the likelihood of additional U.S. analyst coverage and provides the potential for inclusion in certain stock indices tracked by institutional investors, including various NASDAQ and S&P indices, as well as the Russell 2000 & 3000. Importantly, our recent increase in market capitalization may allow Oncolytics to meet certain NASDAQ Capital Market listing standards that require only a USD$2.00 per share price compared to USD$3.00 per share under other listing criteria. Therefore, in order to be in compliance with this requirement, we are proposing a well-reasoned share consolidation which affects only the number of shares an investor will own, not the value of the investment held.”

Further information in respect of the proposed share consolidation and the Meeting is available in the notice of meeting and management information and proxy circular filed and mailed this morning to all shareholders of record as of January 19, 2018. These documents and the Letter to Shareholders can be found on the investor relations section of our company website at www.oncolyticsbiotech.com.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing REOLYSIN, also known as pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype – turning “cold” tumors “hot” – through innate and adaptive immune responses to treat a variety of cancers. Oncolytics' clinical development program emphasizes three pillars: chemotherapy combinations to trigger selective tumor lysis; immuno-therapy combinations to produce adaptive immune responses; and immune modulator (IMiD) combinations to facilitate innate immune responses. Oncolytics is currently planning its first registration study in metastatic breast cancer, as well as studies in combination with checkpoint inhibitors and targeted and IMiD therapies in solid and hematological malignancies. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; the Company’s proposed application to list its common shares on NASDAQ; the likelihood of obtaining and the potential benefits of a NASDAQ listing; the potential timing for a consolidation and listing on NASDAQ; the business to be conducted at the Meeting, the potential impact of a share consolidation on the Company; the potential for the Company obtaining Breakthrough Designation or a Special Protocol Assessment or entering into a larger strategic partnership; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact
Michael Moore
Vice President, Investor Relations & Corporate Communications
858-886-7813
mmoore@oncolytics.ca

Investor Relations
Robert Uhl
Westwicke Partners
858-356-5932
robert.uhl@westwicke.com

Media Contact
Mark Corbae
Canale Communications
619-849-5375
mark@canalecomm.com